SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                         For the month of April 2005

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2. Notification of Interests of Directors and Connected Persons, dated 15 November 2004

3. Notification of Major Interest in Shares, dated 23 November 2004

4. Notification of Interests of Directors and Connected Persons, dated 26 November 2004

5. Notification of Interests of Directors and Connected Persons, dated 26 November 2004

6. Notification of Interests of Directors and Connected Persons, dated 30 November 2004

7. Notification of Interests of Directors and Connected Persons, dated 3 December 2004

8.  Transaction in Own Shares,
    dated 3 December 2004

9. Notification of Major Interest in Shares, dated 23 December 2004

10. The Tomkins Employee Share Trust - Disclosure of interest in shares, dated 30 December 2004

11. Tomkins acquires US residential and commercial air systems business, dated 28 January 2005

12. The Tomkins Employee Share Trust - Disclosure of interest in shares, dated 2 March 2005

13. Transaction in Own Shares,
    dated 10 March 2005

14. Transaction in Own Shares,
    dated 14 March 2005

15. Notification of Interests of Directors and Connected Persons, dated 14 March 2005

16. Notification of Interests of Directors and Connected Persons, dated 15 March 2005

17. Tomkins completes acquisition of L E Technologies, dated 18 March 2005

18. Transaction in Own Shares,
    dated 4 April 2005





Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

                               SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares represents the take up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 4.83p per ordinary share for the six months ended 3 July 2004.

7. Number of shares / amount of stock acquired

538

8. Percentage of issued class

0.00007%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

266.89p

13. Date of transaction

12 November 2004

14. Date company informed

15 November 2004

15. Total holding following this notification

325,594

16. Total percentage holding of issued class following this notification

0.04207%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

15 November 2004






                                SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares represents the take up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 4.83p per ordinary share for the six months ended 3 July 2004.

7. Number of shares / amount of stock acquired

1,651

8. Percentage of issued class

0.00021%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

266.89p

13. Date of transaction

12 November 2004

14. Date company informed

15 November 2004

15. Total holding following this notification

1,293,311

16. Total percentage holding of issued class following this notification

0.16712%

If a director has been granted options by the company please complete the following boxes.


17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

15 November 2004


END

Exhibit 3


                                 SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

The notification is in respect of the shareholder's notifiable interest decreasing to less than 3%

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

23 November 2004

12. Total holding following this notification

22,439,355

13. Total percentage holding of issued class following this notification

2.89962%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary
Date of notification

23 November 2004


END

Exhibit 4

                                   SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

John Michael Joseph Keenan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

4,000

8. Percentage of issued class

0.00052%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

244.7563p

13. Date of transaction

26 November 2004

14. Date company informed

26 November 2004

15. Total holding following this notification

15,000

16. Total percentage holding of issued class following this notification

0.00194%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

26 November 2004


END

Exhibit 5

                                     SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

50,000

8. Percentage of issued class

0.00646%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

245.00p

13. Date of transaction

26 November 2004

14. Date company informed

26 November 2004

15. Total holding following this notification

1,343,311

16. Total percentage holding of issued class following this notification

0.17358%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

26 November 2004


END

Exhibit 6

                                  SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

                                  (2 Reports)

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Tomkins Executive Share Option Scheme No.4 (see 17 to 22 below).

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

29 November 2004

18. Period during which or date on which exercisable

29 November 2007 to 28 November 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

250,000 Ordinary shares of 5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

248.75 pence per share

22. Total number of shares or debentures over which options held following this notification

1,336,014 Ordinary shares of 5p each

23. Any additional information

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

30 November 2004



                                  SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Tomkins Executive Share Option Scheme No.4 (see 17 to 22 below).

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

29 November 2004

18. Period during which or date on which exercisable

29 November 2007 to 28 November 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

1,206,030 Ordinary shares of 5p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

248.75 pence per share

22. Total number of shares or debentures over which options held following this notification

10,382,484 Ordinary shares of 5p each

23. Any additional information

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

30 November 2004


END

Exhibit 7

3 December 2004

Tomkins plc.

Tomkins plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 21 May 2004 it purchased 94,009 of its Ordinary shares of 5 pence each ("shares") on 3 December 2004 at a price of 250.0165 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 1,245,428 of its shares in Treasury and has 772,628,005 shares in issue (excluding Treasury shares).

END

Exhibit 8


                             SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

                            (2 Reports)

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the third quarter of the 2004 calendar year to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

15,882

8. Percentage of issued class

0.00205%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

250.0165p

13. Date of transaction

3 December 2004

14. Date company informed

3 December 2004

15. Total holding following this notification

341,476

16. Total percentage holding of issued class following this notification

0.04413%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins

Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification
3 December 2004



                                      SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the third quarter of the 2004 calendar year to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

41,533

8. Percentage of issued class

0.00537%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

250.0165p

13. Date of transaction

3 December 2004

14. Date company informed

3 December 2004

15. Total holding following this notification

1,384,844

16. Total percentage holding of issued class following this notification

0.17895%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins

Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary
Date of Notification
3 December 2004


END

Exhibit 9

                                SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Lloyds TSB Group Plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lloyds TSB Private Banking 28,807,315
Scottish Widows Investment Partnership 4,680,957
Lloyds TSB Luxembourg 50,000
LTSB Jersey Offshore 3,731

5. Number of shares / amount of stock acquired

Not notified

The notification is in respect of the shareholder's notifiable interest increasing to greater than 3%

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

23 December 2004

12. Total holding following this notification

33,542,003

13. Total percentage holding of issued class following this notification

4.33421%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary
Date of notification

23 December 2004


END

Exhibit 10


Announcement Body Information:


The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP
30 December 2004

Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors: J Nicol and K Lever.

2. Transaction date: 29 December 2004.

3. Date Company informed: 29 December 2004 (by Trustees).

4. Number of shares disposed: 329,220 Ordinary shares of 5p each.

5. Price per share: Not applicable - vesting of shares.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the vesting of the aforementioned shares in participants' names under employee share schemes, the Directors have ceased to be interested in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully

Denise Burton
Deputy Company Secretary

END

Exhibit 11


                                                              28 January 2005

Contact:
Joanna Downing / Graham Orr
Tel +44 (0) 20 8871 4544

Rollo Head
Finsbury
Tel +44 (0) 20 7251 3801


    Tomkins acquires US residential and commercial air systems business


Tomkins plc announces that its Air Systems Components business has acquired Milcor Inc. from Gibraltar Industries for an undisclosed cash sum.

Milcor is a multi-brand manufacturer of building products, selling to the US residential and commercial construction markets. Its brands include Milcor, Lima Register, Leigh, Portals Plus and RPS (Roof Products Systems). Milcor's product range includes residential grilles, registers and diffusers ("GRDs"), heat and smoke vents for use in commercial building construction and products for the commercial roofing industry. The Company operates from one manufacturing facility in Lima, Ohio and two in Bensenville, Illinois and employs approximately 350 people. It also has an exclusive purchasing agreement with C-Land, a Chinese manufacturer of GRDs. Milcor has annual sales of around $47 million and operating net assets in the order of $23 million.

The Milcor brands will be retained and the operations integrated into the group's residential air systems business, Hart & Cooley.

Jim Nicol, Chief Executive of Tomkins plc, said:

"This acquisition provides us with strong product and customer synergies, expands our distribution capability, particularly in the retail segment and adds a new, complementary product line to our existing range. Strategically, Milcor also provides us with an important manufacturing capability in Asia."


END

Exhibit 12


Announcement Body Information:

The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP

2 March 2005

Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors: J Nicol and K Lever.

2. Transaction date: 25 February 2005.

3. Date Company informed: 2 March 2005 (by Trustees).

4. Number of shares disposed: 1,015,228 Ordinary shares of 5p each.

5. Price per share: 281.9479 pence.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the sale by the Trust of the aforementioned shares, the Directors have ceased to be interested in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully

Norman Porter
Company Secretary
Tomkins plc

END

Exhibit 13


10 March 2005

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 10 March 2005 it transferred for nil consideration 9,790 of its own Ordinary shares out of its Treasury account to a group employee to satisfy awards made under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 1,235,638 shares in Treasury and has 772,927,634 shares in issue (excluding Treasury shares).

END

Exhibit 14


14 March 2005

Tomkins plc.

Tomkins plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 21 May 2004 it purchased 179,300 of its Ordinary shares of 5 pence each ("shares") on 14 March 2005 at a price of 275.00 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 1,414,938 of its shares in Treasury and has 772,748,334 shares in issue (excluding Treasury shares).

END

Exhibit 15



                             SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

                             (2 Reports)

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2004 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

34,191

8. Percentage of issued class

0.00442%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

275.00p

13. Date of transaction

14 March 2005

14. Date company informed

14 March 2005

15. Total holding following this notification

375,667

16. Total percentage holding of issued class following this notification

0.04853%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins

Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary
Date of Notification
14 March 2005


                              SCHEDULE 11

      NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2004 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

89,427

8. Percentage of issued class

0.01155%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

275.00p

13. Date of transaction

14 March 2005

14. Date company informed

14 March 2005

15. Total holding following this notification

1,474,271

16. Total percentage holding of issued class following this notification

0.19043%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary
Date of Notification
14 March 2005


END

Exhibit 16
                                        SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

John Michael Joseph Keenan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Citigroup Private Bank

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares represents the take up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 7.4p per ordinary share for the year ended 3 January 2004 and the interim dividend of 4.83p per ordinary share for the six months ended 3 July 2004.

7. Number of shares / amount of stock acquired

185

8. Percentage of issued class

0.00002%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

112 shares @ 261.11p; 73 shares @ 266.89p

13. Date of transaction

112 shares acquired 1 June 2004; 73 shares acquired 12 November 2004

14. Date company informed

14 March 2005

15. Total holding following this notification

15,185

16. Total percentage holding of issued class following this notification

0.00196%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary
Date of Notification
15 March 2005


END

Exhibit 17


Date 18 March 2005

Contact:
Joanna Downing/Graham Orr
Tomkins plc
Tel +44 (0) 20 8877 5189

Charlotte Hepburne-Scott / Robin Walker
Finsbury
Tel +44 (0) 20 7251 3801

          Tomkins completes acquisition of L.E. Technologies
            ---------------------------------------------

Further to its  announcement  on 23 February  2005,  Tomkins plc (London:  TOMK,
NYSE: TKS) today announces that it has received US regulatory approval for the acquisition of L.E. Technologies and the transaction was completed today.

L.E.  Technologies   manufactures  recreational  vehicle  frames,  trailers  and fabricated metal components. The company employs over 490 people in Michigan and Indiana and generated approximately $86 million of revenue in 2004.

Tomkins is a world-class global engineering and manufacturing group with market and technical leadership across three businesses: Industrial & Automotive, Air Systems Components and Engineered & Construction Products.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form (each equal to four ordinary shares) on the New York Stock Exchange under the symbol TKS. For further information go to www.tomkins.co.uk.

Exhibit 18


4 April 2005

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 1 April 2005 it transferred for nil consideration a total of 248,893 of its own ordinary shares out of its Treasury account to 91 employees to satisfy awards made under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 1,166,045 shares in Treasury and has 773,063,314 shares in issue (excluding Treasury shares).

END

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  14 April 2005

                                              By: /s/ Norman Porter
                                                  ----------------------------
                                              Name:  Norman Porter
                                              Title: Secretary